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                          March 16, 2022

       Chen Schor
       Chief Executive Officer
       Adicet Bio, Inc.
       200 Clarendon Street, Floor 6
       Boston, Massachusetts 02116

                                                        Re: Adicet Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2022
                                                            File No. 333-263587

       Dear Mr. Schor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gabriela
Morales-Rivera, Esq.